Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
MOGUL ENERGY INTERNATIONAL, INC.

Pursuant to Section 242 of
the General Corporation Law of the
State of Delaware

MOGUL ENERGY INTERNATIONAL, INC., a corporation organized under the laws of the State of Delaware (the “Company”), does hereby certify as follows:

FIRST: Each five (5) shares of the Common Stock issued and outstanding on the effective date of this Certificate of Amendment shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, without any action by the holder thereof, subject to the treatment of fractional interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split; all fractional shares shall be rounded up to the nearest whole share. Each certificate that prior to such combination represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined. The record date for determining shareholders eligible to exchange their Old Certificates pursuant to the Reverse Stock Split has been set as of January 6, 2012.

SECOND: This Certificate of Amendment was adopted by the approval of the stockholders of the Company at a special meeting of the stockholders held February 15, 2012, in accordance with the provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be duly executed this 27th day of February, 2012.

MOGUL ENERGY INTERNATIONAL, INC.

By:	/s/ Timothy Turner
Name:	Timothy J. Turner
Title:	President and Chief Executive Officer